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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               BE AEROSPACE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


  Common Stock, par value $.01 per share                         073302101
------------------------------------------------   -----------------------------
      (Title of class of securities)                          (CUSIP number)


              Patrick L. Ryan                       Raymond O. Gietz, Esq.
             624 Tamarac Trail                    Weil, Gotshal & Manges LLP
            Wadsworth OH 44281                         767 Fifth Avenue
              (330) 336-4938                       New York, New York 10153
                                                        (212) 310-8000
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                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 2, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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NYFS10...:\85\74785\0003\1992\SCHN058X.520

---------------------------------------------------           -------------------------------------------
CUSIP No. 073302101                                                            13D-Page 2
---------------------------------------------------           -------------------------------------------

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
     1        NAME OF REPORTING PERSON:             Oscar J. Mifsud Trust - 1998
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (a) [_]
                                                                                                 (b) [x]

---------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS:*       OO

---------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):[_]
---------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

---------------------------------------------------------------------------------------------------------
                                                               - 0 -
     NUMBER OF          7     SOLE VOTING POWER:
       SHARES
                     ------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             - 0 -
      OWNED BY
                     ------------------------------------------------------------------------------------
                                                               - 0 -
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                     ------------------------------------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        - 0 -

---------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:     - 0 -

---------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                [_]

---------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                0%

---------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:*            OO

---------------------------------------------------------------------------------------------------------


*     SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------           -------------------------------------------
CUSIP No. 073302101                                                            13D-Page 3
---------------------------------------------------           -------------------------------------------

---------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:             Patrick L. Ryan Trust - 1998
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (a) [_]
                                                                                                 (b) [x]
---------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS:*       OO

---------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):[_]
---------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

---------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER:               - 0 -
       SHARES
                     ------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             - 0 -
      OWNED BY
                     ------------------------------------------------------------------------------------
                                                               - 0 -
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                     ------------------------------------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        - 0 -

---------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    - 0 -

---------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                [_]

---------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                  0%

---------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:*            OO

---------------------------------------------------------------------------------------------------------


*     SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------           -------------------------------------------
CUSIP No. 073302101                                                            13D-Page 4
---------------------------------------------------           -------------------------------------------

---------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:             David B. Smith Trust - 1998
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (a) [ ]
                                                                                                 (b) [x]
---------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS:*       OO

---------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):[_]
---------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

---------------------------------------------------------------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER:               - 0 -
       SHARES
                     ------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER:             - 0 -
      OWNED BY
                     ------------------------------------------------------------------------------------
                                                               - 0 -
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
                     ------------------------------------------------------------------------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER:        - 0 -

---------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   - 0 -

---------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                [_]

---------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 0%

---------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:*            OO

---------------------------------------------------------------------------------------------------------



*     SEE INSTRUCTIONS BEFORE FILLING OUT!

            This statement amends a statement on Schedule 13D (the "Original

Schedule 13D") filed by the Reporting Persons on August 17, 1998 relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of BE

Aerospace, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein without definition have the meanings ascribed to them in the Original

Schedule 13D.


ITEM 4      PURPOSE OF TRANSACTION

            On November 2, 1998, each Trust sold to the Company in a private transaction all of the shares of Common Shares previously owned by it in accordance with the provisions of that certain share disposition agreement,

dated July 21, 1998, by and among the Trusts and BE Aerospace (the "Share

Disposition Agreement"), a copy of which was filed as an exhibit to the Original

Schedule 13d. The per share consideration paid by the Company for each share of

Common Stock, inclusive of interest and cash payments previously made to the

Trusts by BE Aerospace as disclosed in the Original Schedule 13D was $30.13.



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of November 6, 1998, each of the Trusts beneficially owned no shares of Common Stock.

            (c) Except for the transaction referred to in Item 4, the Trusts and the Trustees have not effected transactions in the Common Stock during the past

60 days.


            (e) As of November 2, 1998, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of Common Stock.

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 1998


            Oscar J. Mifsud Trust - 1998

            By: /s/ Oscar J. Mifsud
                ----------------------------------------
                Oscar J. Mifsud, Trustee



            Patrick L. Ryan Trust - 1998

            By: /s/ Patrick L. Ryan
                ----------------------------------------
                Patrick L. Ryan, Trustee



            David B. Smith Trust - 1998

            By: /s/ David B. Smith
                ----------------------------------------
                David B. Smith, Trustee








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